EXHIBIT 99.1

Cronos Group Inc. Announces Second Quarter 2018 Results

Increased Sales 428% Year-over-Year

Signed 5 Year Exclusive Distribution Agreement for Poland

Launched Premium Recreational Brand COVE™

Added 70,000 KG of Additional Capacity through Cronos GrowCo JV

Signed 5 Year Take-or-Pay Supply Agreement for 100,000 KG

TORONTO, Aug. 14, 2018 /CNW/ - Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) ("Cronos Group" or the "Company"), today announced financial results for the second quarter ended June 30, 2018.

"This year and subsequently, this quarter is about setting the stage and establishing Cronos Group's strategy for future growth," said Mike Gorenstein, CEO of Cronos Group. "Cronos Group delivered encouraging results across the Company in the second quarter with sales growing among all of our products and channels, impressive improvements in cultivation yields since the start of the year, and continued business development success in penetrating new markets and establishing new partnerships for expansion."

"We pushed the business forward while achieving great milestones for the Company and this is only the beginning. Cronos Group is prepared for the domestic recreational market with the launch of our first premium-focused brand COVE™ and is applying a thoughtful approach to our supply and inventory build. Simultaneously, we are working to advance the operations within our current global footprint and bring new partnerships and distribution relationships to the table. We are excited by the progress we are making to execute against our strategy," concluded Mike Gorenstein.

Second Quarter 2018 Business Highlights

  Construction of Building 4, Cronos Group's 286,000 sq. ft. purpose-built indoor production facility located in Stayner, Ontario remains on schedule. Building 4 is ready to commence cultivation upon receipt of the Health Canada license which the Company expects imminently. The state-of-the-art facility is built to GMP standards and has the latest in cutting-edge automation technology.
  Cronos Australia was granted a medicinal cannabis Manufacture License by the Australian Office of Drug Control in June 2018. This license permits manufacturing of cannabinoid based products in Australia and is required for all forms of extraction, refining, concentration and transformation of the cannabis plant. This license rounds out the licenses for domestic production, which includes the medicinal cannabis cultivation license and research license and brings Cronos Group one step closer to full scale operations in Australia.
  In June 2018, Cronos entered into a strategic distribution partnership with Delfarma Sp. Zo.o ("Delfarma"). Delfarma is a pharmaceutical wholesaler with a distribution network of over 5,000 pharmacies and more than 200 hospitals that collectively reaches approximately 40% of the Polish domestic market. Under the five-year exclusive distribution agreement, Cronos will supply PEACE NATURALS™ branded cannabis products to Delfarma for distribution within Poland.
  Cronos Group previewed its premium recreational brand COVE™ at the May 2018 LIFT Conference. COVE™ was born in the Okanagan Valley in British Columbia, which is known for producing some of the world's finest cannabis. COVE™ products are non-irradiated and hand-trimmed using only the best result of each harvest. By avoiding shortcuts like harsh refining processes, COVE™ is able to maintain the natural balance of the plant across all of the brand's terpene rich cannabis extracts and brings the highest quality products to its consumers.
  On May 23, 2018 the trading of Cronos Group's common shares in Canada were up-listed from the TSX Venture Exchange to the Toronto Stock Exchange ("TSX"). Cronos Group's common shares are listed under the symbol "CRON" on both the NASDAQ Global Market and the TSX.
  In May 2018, the board of directors approved the appointment of KPMG LLP as independent auditor of the Company, which was subsequently approved by a majority of votes cast by shareholders at the Company's Annual and Special Meeting of Shareholders on June 28, 2018.
  Cronos Group bolstered its board of directors with the appointment of Michael Coates. Mr. Coates was elected to the board of directors by a majority of votes cast by shareholders at the Company's Annual and Special Meeting of Shareholders. Michael Coates was President and Chief Executive Officer, Americas Region of Hill+Knowlton Strategies ("H+K"), a global public relations and integrated communications agency, from 2014 to 2016 and retired as Global Vice Chairman of H+K in 2017. In June 2018, Michael served as a member of the Premier of Ontario's transition team.

Business Highlights Subsequent to Second Quarter 2018

  In July 2018, Cronos Group announced a 50/50 strategic joint venture with a group of investors led by Bert Mucci, a leading Canadian large-scale greenhouse operator. The entity created by this new partnership, Cronos Growing Company Inc. ("Cronos GrowCo"), expects to construct an 850,000 square foot, purpose-built, GMP certified greenhouse for cannabis production on approximately 100 acres of land owned by Cronos GrowCo in Kingsville, Ontario. Once fully operational, the greenhouse is expected to produce up to 70,000 kilograms of cannabis annually.
  Cronos Group entered into a supply agreement with one of the largest cannabis companies in the world by revenues in the first quarter of 2018, Cura Cannabis Solutions ("Cura"). Cura signed a five year take-or-pay supply agreement to purchase a minimum of 20,000 kilograms of cannabis per annum from Cronos GrowCo starting from the date Cura receives its production and sales licenses from Health Canada. Cura also expects to build its proprietary, state-of-the-art extraction facility on a parcel of land owned by Cronos Group in the heart of Okanagan Valley, British Columbia.

Second Quarter 2018 Financial Results

  Cronos strengthened liquidity by raising $100.0 million of gross proceeds through a bought deal offering of common shares in April 2018. As of June 30, 2018, total liquidity was $118.0 million, which provides Cronos Group significant runway to execute on its strategic priorities.
  Second quarter 2018 revenues totaled $3.4 million, as compared to $0.6 million for the second quarter 2017, representing an increase of $2.8 million, or 428%. The main drivers associated with the increase in revenues are an expansion in patient onboarding, an increase in average sales price and the continued strong growth in our cannabis oil offering.
  Second quarter 2018 cannabis oil sales accounted for 40% of domestic medical sales.
  Finished goods inventory and biological assets increased by 46% quarter-over-quarter to 2,451 kilograms as the Company focuses on building inventory for the adult-use market.

Conference Call
The Company will host a conference call and live audio webcast on Tuesday, August 14, 2018 at 8:30 a.m. EST to discuss second quarter 2018 results. The call will last approximately one hour. Instructions for the conference call are provided below:

Live Audio Webcast: https://thecronosgroup.com/investor-relations
Toll-free dial-in number: (888) 231-8191
International dial-in number: (647) 427-7450
Conference ID: 9963107

Additionally, an audio replay of the conference call will be available two hours after the call's completion and until 11:59 p.m. EST on August 28, 2018. Instructions for the audio replay are provided below:

Toll-free dial-in number: (855) 859-2056
Passcode: 9963107

About Cronos Group
Cronos Group is a globally diversified and vertically integrated cannabis company with a presence across four continents. The Company operates two wholly-owned Canadian licensed producers regulated under Health Canada's Access to Cannabis for Medical Purposes Regulations: Peace Naturals Project Inc., which was the first non-incumbent medical cannabis license granted by Health Canada, and Original BC Ltd., which is based in the Okanagan Valley, British Columbia. The Company has multiple international production and distribution platforms including in Germany, Poland, Israel and Australia. The Company intends to continue to rapidly expand its global footprint as it focuses on building an international iconic brand portfolio and developing disruptive intellectual property. Cronos Group is committed to building industry leading companies that transform the perception of cannabis and responsibly elevate the consumer experience.

Forward-looking statements
This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking statements"). All statements contained herein that are not clearly historical in nature may constitute forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "likely", "should", "would", "plan", "anticipate", "intend", "potential", "proposed", "estimate", "believe" or the negative of these terms, or other similar words, expressions and grammatical variations thereof, or statements that certain events or conditions "may" or "will" happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of historical fact. Forward-looking statements are provided for the purposes of assisting the reader in understanding our financial performance, financial position and cash flows as at and for periods ended on certain dates and to present information about management's current expectations and plans relating to the future and the reader is cautioned that such information may not be appropriate for any other purpose. Some of the forward-looking statements contained in this press release, include, but are not limited to, statements with respect to: our business and operations, our strategy for future growth, growing our global footprint, establishing partnerships and distribution relationships, the expansion of the Company's growing and production capacities, the construction of our facilities and our intention to build an international iconic brand portfolio and develop disruptive intellectual property. Forward-looking statements are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. While we consider these assumptions to be reasonable based on information currently available to management, there is no assurance that such expectations will prove to be correct. By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of factors, including known and unknown risks, many of which are beyond our control, could cause actual results to differ materially from the forward-looking statements in this press release. Such factors include, without limitation, those discussed in the Company's current MD&A and Annual Information Form, both of which have been filed on SEDAR and can be accessed at www.sedar.com. Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements. Forward-looking statements contained herein are made as of the date of this press release and are based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking statements are made. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking statements, except as required by applicable law.

Cronos Group Inc. Unaudited Condensed Interim Consolidated Statements of Financial Position As at June 30, 2018 and December 31, 2017 (in thousands of CDN $)

		Notes	As at June 30, 2018		As at December 31, 2017
Assets
Current assets
Cash			$89,609		$9,208
Accounts receivable		22(i)	2,844		1,140
Sales taxes receivable			6,952		3,114
Prepaids and other receivables			4,112		790
Biological assets		6	6,899		3,722
Inventory		6	12,334		8,416
Loan receivable		7,22(i)	314		314
	Total current assets		123,064		26,704
Promissory note receivable		8,22(i)	1,304		-
Investment in Whistler		9	3,851		3,807
Other investments		10	725		1,347
Property, plant and equipment		11	93,657		56,172
Intangible assets		12	11,043		11,207
Goodwill		13	1,792		1,792
Total assets			$235,436		$101,029

Liabilities
Current liabilities
Accounts payable and other liabilities		22(ii)	$2,333		$7,878
	Total current liabilities		2,333		7,878
Construction loan payable		14	5,565		5,367
Deferred income tax liability		21	268		1,416
	Total liabilities		8,166		14,661
Shareholders' equity
Share capital		15(a)	224,742		83,559
Shares to be issued		15(c)	17		-
Warrants		16(a)	1,868		3,364
Stock options		16(b)	3,810		2,289
Accumulated deficit			(4,051)		(3,724)
Accumulated other comprehensive income			884		880
	Total shareholders' equity		227,270		86,368
Total liabilities and shareholders' equity			$235,436		$101,029
Commitments and contingencies		20
Subsequent events		25

Cronos Group Inc.

Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Income (Loss)

For the three and six months ended June 30, 2018 and June 30, 2017

(in thousands of CDN $, except share and per share amounts)

		Three Months Ended June 30,				Six Months Ended June 30,
	Notes	2018		2017		2018	2017
Revenue	17	$3,394		$643		$6,339	$1,157

Cost of sales
Inventory expensed to cost of sales, before fair value adjustments	5,6	1,254		215		2,821	413
Gross profit before fair value adjustments		2,140		428		3,518	744
Fair value adjustments
Unrealized change in fair value of biological assets	5,6	(6,831)		(1,122)		(9,575)	(2,701)
Realized fair value adjustments on inventory sold in the period	5,6	2,625		429		4,819	1,288
Total fair value adjustments		(4,206)		(693)		(4,756)	(1,413)
Gross profit		6,346		1,121		8,274	2,157

Operating expenses
Sales and marketing		364		87		950	131
General and administrative		4,219		1,872		6,680	3,208
Share-based payments	16(b),19	950		439		1,724	631
Depreciation and amortization	11,12	323		228		608	429
Total operating expenses		5,856		2,626		9,962	4,399

Operating income (loss)		490		(1,505)		(1,688)	(2,242)

Other income (expense)
Interest income (expense)		(37)		13		(59)	(137)
Share of income from Whistler investment	9	3		313		44	416
Gain on other investments	10	-		1,330		221	1,271
Total other income (expense)		(34)		1,656		206	1,550

Income (loss) before income taxes		456		151		(1,482)	(692)

Income tax recovery	21	(267)		(23)		(1,155)	(22)
Net income (loss)		$723		$174		$(327)	$(670)
Other comprehensive income
Gain on revaluation and disposal of other investments, net of tax	10,21	39		11		4	694
Comprehensive income (loss)		$762		$185		$(323)	$24
Net income (loss) per share
Basic and diluted	18	$0.00		$0.00		$(0.00)	$(0.01)
Weighted average number of outstanding shares
Basic	18	175,529,196		132,647,546		166,343,078	128,824,503
Diluted	18	211,524,230		167,787,028		166,343,078	128,824,503

Cronos Group Inc. Unaudited Condensed Interim Consolidated Statements of Cash Flows For the three and six months ended June 30, 2018 and June 30, 2017 (in thousands of CDN $)

		Three Months Ended June 30,		Six Months Ended June 30,
	Notes	2018	2017	2018	2017
Operating activities
Net income (loss)		$723	$174	$(327)	$(670)
Items not affecting cash:
Unrealized change in fair value of biological assets	5,6	(6,831)	(1,122)	(9,575)	(2,701)
Realized fair value adjustments on inventory sold in the period	5,6	2,625	429	4,819	1,288
Share-based payments	16(b),19	950	439	1,724	631
Depreciation and amortization	11,12	575	228	1,115	429
Share of income from Whistler investment	9	(3)	(313)	(44)	(416)
Gain on other investments	10	-	(1,330)	(221)	(1,271)
Deferred income tax recovery	21	(267)	(23)	(1,155)	(22)
Foreign exchange loss (gain)		4	-	(12)	-
		(2,224)	(1,518)	(3,676)	(2,732)
Net changes in non-cash working capital:
Accounts receivable		(318)	(55)	(1,704)	(191)
Sales taxes receivable		(2,686)	-	(3,838)	-
Prepaids and other receivables		544	(2,087)	(3,322)	(2,152)
Biological assets		4,422	1,079	6,398	1,711
Inventory		(5,945)	(883)	(8,737)	(2,093)
Accrued interest on loan receivable		-	-	-	(5)
Accounts payable and other liabilities		(659)	136	(5,750)	208
Cash flows used in operating activities		(6,866)	(3,328)	(20,629)	(5,254)
Investing activities
Repayment of purchase price liability		-	-	-	(1,299)
Investment in Whistler	9	-	(1,076)	-	(1,076)
Investment in ABcann Global Corporation	10	-	(1,016)	-	(1,016)
Proceeds from sale of other investments	10	280	1,683	967	1,771
Payment to exercise ABcann Global Corporation warrants	10	-	-	(113)	-
Advances of promissory note receivable	8	(378)	-	(1,304)	-
Purchase of property, plant and equipment	11	(30,025)	(3,494)	(37,667)	(5,529)
Purchase of intangible assets	12	(38)	-	(169)	-
Cash flows used in investing activities		(30,161)	(3,903)	(38,286)	(7,149)
Financing activities
Proceeds from exercise of warrants	15(b)	132	245	1,412	889
Proceeds received for shares to be issued	15(c)	-	-	961	-
Proceeds from exercise of options	16(b)	467	185	540	442
Proceeds from share issuance	15(a)	100,032	-	146,032	17,336
Share issuance costs		(6,363)	-	(9,444)	(1,322)
Payment of accrued interest on construction loan	14	-	-	(185)	-
Repayment of mortgage payable		-	(4,000)	-	(4,000)
Cash flows provided by (used in) financing activities		94,268	(3,570)	139,316	13,345
Net change in cash		57,241	(10,801)	80,401	942
Cash - beginning of period		32,368	15,207	9,208	3,464
Cash - end of period		$89,609	$4,406	$89,609	$4,406
Supplemental cash flow information
Interest paid		$189	$80	$496	$200

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SOURCE Cronos Group Inc.

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For further information: Anna Shlimak, Investor Relations, Tel: (416) 504-0004, investor.relations@thecronosgroup.com

CO: Cronos Group Inc.

CNW 07:00e 14-AUG-18